_____________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December , 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Leading Independent Research Firm Says that Magic Software’s iBOLT Delivers Strong Integration Capabilities to SAP Business One

Or Yehuda, Israel  (December 15, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that Forrester Research Inc. has issued a “Quick Take” entitled “Magic Software’s iBOLT Brings SOA to SAP Business One”. This recognition of the value of Magic’s agreement with SAP America, Inc., the North American subsidiary of SAP AG (NYSE: SAP), under which Magic will introduce a specially designed iBOLT Integration Suite for SAP® Business One, is the second such recognition by one of the leading industry analysts within the last month.

The Forrester ‘Quick Take‘, issued December 7th, 2004, written by Henry Peyret and Ken Vollmer, states “Magic Software’s Partnership with SAP is a Win for Both Sides”.  Forrester highlights the significance of Magic’s entering the SAP community as SAP’s first comprehensive application platform partner, and the strategic implications of offering an integration solution that enables SAP partners to deliver more functionally rich solutions quicker. In the Recommendations section Forrester states that, “The choice is clear for North American customers of SAP Business One: iBOLT delivers strong integration capabilities at a reasonable price.” The complete ‘Quick Take’ can be viewed at http://www.magicsoftware.com/news/industry.

Additionally, the report mentions that the recently released new version of iBOLT “has seamlessly morphed into a composite application framework that provides more tools based on metadata-driven graphical environments to empower business users.”

According to Avigdor Luttinger, Head of iBOLT at Magic Software," This ‘Quick Take’ does an excellent job of identifying the strengths of iBOLT in the composite application framework, and highlights our SMB strategy and determination to penetrate and gain market share in all segments of the SMB market. This agreement is another milestone that we have achieved in our implementation program."

The customized version of iBOLT complements SAP’s existing arsenal of cutting-edge development tools for SAP Business One. It will enable SAP Business One customers to rapidly enhance their SAP Business One systems with a range of features - including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. The new iBOLT version will also open SAP Business One to the large channel of existing Magic Solution Providers, allowing them to seamlessly integrate their existing solutions with SAP Business One, streamlining the process and reducing integration time.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: December 15, 2004